

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

August 13, 2009

Bert E. Downing, Jr.
Vice President, Chief Financial Officer, Corporate Controller and Treasurer
Keystone Consolidated Industries, Inc.
5430 LBJ Freeway, Suite 1740
Three Lincoln Center
Dallas, Texas 75240-2697

> **Re:** **Keystone Consolidated Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-3919**

Dear Mr. Downing:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief